BTQ Technologies Unveils Breakthrough Performance of CASH Architecture, Paving the Way for the Future of Quantum-Secure Devices

● BTQ's CASH architecture delivers industry-leading cryptographic performance, processing up to 1 million digital signatures per second and executing encryption tasks up to 5x faster than competing solutions.

● CASH is compact, energy-efficient, and post-quantum ready, supporting both today's standard encryption and next-generation quantum-safe algorithms in a single, integrated system.

● With applications across payments, IoT, identity, and telecom, CASH positions BTQ Technologies at the forefront of securing global infrastructure against emerging quantum threats.

Vancouver, British Columbia, June 2, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce new performance benchmarks for its proprietary CASH (Cryptographically Agile Secure Hardware) architecture-demonstrating world-class speed, energy efficiency, and readiness for mass-market adoption in the era of quantum-secure technology.

CASH is a revolutionary cryptographic architecture that brings together the core elements of secure hardware-memory, encryption, and digital signatures-into a unified, compact, and energy-efficient system. It's designed to protect digital devices and systems from both today's cyber threats and the rapidly approaching risks posed by quantum computing.

Performance That Sets a New Standard

Recent performance tests of the CASH architecture reveal significant advantages over traditional solutions:

● Up to 5x faster encryption processing (AES) compared to leading secure hardware.

● 1 million digital signatures per second, making it ideal for real-time verification and authentication.

● Ultra-low power consumption-less than a microjoule per cryptographic operation.

● Compact design, enabling integration into constrained environments like smart cards, IoT devices, and hardware wallets.

"CASH is built for the future-faster, leaner, and capable of securing the world's data in a post-quantum world," said Olivier Roussy Newton, CEO of BTQ Technologies. "We've proven that top-tier cryptographic performance can be delivered in an architecture compact and efficient enough for widespread deployment."

The rise of quantum computing poses a real and growing threat to traditional encryption. Enterprises and governments are already seeking quantum-resilient solutions-and BTQ's CASH architecture is engineered to meet this demand.

CASH supports both today's widely used cryptographic standards (like AES and RSA) and next- generation post-quantum algorithms (such as those shortlisted by NIST). This dual capability makes it an ideal foundation for modern secure systems that need to operate safely both now and in the quantum future.

Unlocking Market Opportunities

CASH's performance opens new doors for BTQ Technologies across industries where security, speed, and efficiency are critical, including:

● Financial services and payments

● Telecom and 5G infrastructure

● Healthcare and identity authentication

● IoT and embedded devices

As global interest in quantum-safe infrastructure accelerates, BTQ's innovations position it as a leader in one of the most critical technology transitions of our time.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.